SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Explanatory note

On December 11, 2012, HSBC Holdings plc entered into: (i) a deferred prosecution agreement among HSBC Bank USA, N.A. HSBC Holdings plc, the United States Department of Justice, the United States Attorney’s Office for the Eastern District of New York, and the United States Attorney’s Office for the Northern District of West Virginia; (ii) a consent order with the United States Department of the Treasury’s Financial Crimes Enforcement Network; (iii) an undertaking by HSBC Holdings plc to the Financial Services Authority; (iv) a deferred prosecution agreement between HSBC Holdings plc and the District Attorney of the County of New York; (v) consent orders with the Board of Governors of the United States Federal Reserve System; and (vi) a settlement agreement by and between HSBC Holdings plc and the United States Department of the Treasury’s Office of Foreign Assets Control.

On December 11, 2012, HSBC Bank USA, N.A., an indirect, wholly owned subsidiary of HSBC Holdings plc, entered into an agreement and consent orders with the Office of the Comptroller of the Currency.

The agreements and orders referred to above are attached to this report on Form 6-K as exhibits 99.1 – 99.10.

Exhibit Index

Exhibit No.	Description

99.1	Deferred Prosecution Agreement dated December 11, 2012, between HSBC Holdings plc, HSBC Bank USA, N.A., HSBC North America Holdings, Inc., the United States Department of Justice, the United States Attorney’s Office for the Eastern District of New York and the United States Attorney’s Office for the Northern District of West Virginia

99.2	Consent to the Assessment of a Civil Money Penalty dated December 11, 2012, of the United States Department of Treasury Financial Crimes Enforcement Network in the Matter of HSBC Bank USA, N.A.

99.3	Undertaking by HSBC Holdings plc to the Financial Services Authority

99.4	Deferred Prosecution Agreement between HSBC Holdings plc and the District Attorney of the County of New York

99.5	Cease and Desist Order issued by the Board of Governors of the United States Federal Reserve System in the Matter of HSBC Holdings plc

99.6	Order of Assessment of a Civil Money Penalty Issued Upon Consent Issued by the Board of Governors of the U.S. Federal Reserve System in the Matter of HSBC Holdings plc and HSBC North America Holdings, Inc.

99.7	Settlement Agreement between HSBC Holdings plc, and the United States Department of the Treasury’s Office of Foreign Assets Control

99.8	Consent Order dated December 11, 2012, of the Comptroller of the Currency of the United States in the Matter of HSBC Bank USA, N.A.

99.9	Consent Order for the Assessment of a Civil Money Penalty dated December 11, 2012, of the Comptroller of the Currency of the United States in the Matter of HSBC Bank USA, N.A.

99.10	Agreement by and between HSBC Bank USA, N.A. McLean, Virginia and the Office of the Comptroller of the Currency dated December 11, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Ralph Barber

Name:	Ralph Barber

Title:	Group Company Secretary

Date:	12 December 2012